STATEMENT OF INVESTMENTS

Dreyfus Premier Municipal Bond Fund

January 31, 2007 (Unaudited)

Long-Term Municipal Investments--104.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--2.2%				
Jefferson County, Limited Obligation School Warrants	5.25	1/1/20	5,000,000	5,332,200
Jefferson County, Sewer Revenue (Capital Improvement Warrants) (Insured; FGIC)	5.13	2/1/09	4,000,000 a	4,137,840
University of Alabama, HR (Insured; MBIA)	5.75	9/1/10	3,000,000 a	3,225,060
Arizona--.7%				
Arizona Health Facilities Authority, Health Care Facilities Revenue (The Beatitudes Campus Project)	5.20	10/1/37	4,000,000	4,025,680
Arkansas--.8%				
Lake Hamilton School District Number 005, GO Limited Tax Capital Improvement (Insured; AMBAC)	5.50	4/1/29	4,600,000	4,681,282
California--9.0%				
California, GO	5.63	5/1/10	1,465,000 a	1,568,737
California, GO	5.63	5/1/10	2,530,000 a	2,705,127
California, GO (Various Purpose)	5.25	11/1/27	5,000,000	5,322,100
California, GO (Various Purpose)	5.00	2/1/33	5,000,000	5,192,800
California Department of Water Resources, Power Supply Revenue	6.00	5/1/12	6,000,000 a	6,709,740
California Educational Facilities Authority, Revenue (University of Southern California)	5.00	10/1/33	5,000,000	5,215,050
California Pollution Control Financing Authority, PCR	7.30	6/1/14	12,710,000 b,c	14,383,589
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.88	6/1/42	2,170,000	2,647,183
Golden State Tobacco Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.90	6/1/42	1,920,000	2,344,877
Lincoln, Community Facilities District Number 2003-1,				

Special Tax Bonds (Lincoln Crossing Project)	6.00	9/1/34	3,185,000	3,302,526
Port of Oakland, Revenue (Insured; FGIC)	5.50	11/1/20	4,085,000	4,361,023
Colorado--5.4%				
Broomfield City and County, COP (Open Space, Park and Recreation Facilities Lease Purchase Agreement) (Insured; AMBAC)	5.50	12/1/20	1,000,000	1,055,850
Colorado Educational and Cultural Facilities Authority, LR (Community Colleges of Colorado System Headquarters Project) (Insured; AMBAC)	5.50	12/1/21	1,100,000	1,177,539
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	7.15	10/1/30	70,000	71,096
Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA)	6.60	8/1/32	3,290,000	3,462,067
Denver City and County, Airport Revenue (Insured; AMBAC)	6.00	11/15/17	5,000,000	5,329,000
E-470 Public Highway Authority, Revenue (Insured; MBIA)	5.75	9/1/10	5,500,000 [a]	5,951,110
Northwest Parkway Public Highway Authority, Revenue	7.13	6/15/41	8,250,000	8,897,543
Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC)	0.00	6/15/27	6,125,000	1,914,859
University of Colorado Hospital Authority, Revenue	5.25	11/15/39	3,810,000	3,968,877
Connecticut--5.8%				
Connecticut	7.06	6/15/11	8,000,000 [b,c]	8,492,880
Connecticut	6.56	12/15/15	7,400,000 [b,c]	8,295,807
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (Insured; Radian)	5.50	7/1/17	4,040,000	4,341,465
Connecticut Health and Educational Facilities Authority, Revenue (University of Hartford Issue) (Insured; Radian)	5.63	7/1/26	4,345,000	4,701,942
Mashantucket Western Pequot Tribe, Special Revenue	5.75	9/1/27	8,000,000 [b]	8,179,280
Florida--1.4%				
Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	6.00	11/15/11	2,500,000 [a]	2,755,425

Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group)	5.25	11/15/36	5,000,000	5,287,850
Georgia--2.6%				
Cobb County Development Authority, University Facilities Revenue (Kennesaw State University Foundations Project) (Insured; MBIA)	5.00	7/15/33	5,000,000	5,219,500
College Park Business and Industrial Development Authority, Revenue (Civic Center Project) (Insured; AMBAC)	5.75	9/1/10	4,250,000 [a]	4,601,560
Georgia	5.25	7/1/10	5,000,000 [a]	5,244,000
Illinois--4.4%				
Carol Stream, First Mortgage Revenue (Windsor Park Manor Project)	6.50	12/1/07	400,000	407,716
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	6.45	9/1/29	2,195,000	2,228,166
Chicago, SFMR (Collateralized: FHLMC, FNMA and GNMA)	5.50	12/1/42	5,000,000	5,455,500
Chicago O'Hare International Airport, Special Facilities Revenue (American Airlines Inc. Project)	8.20	12/1/24	4,000,000	4,120,800
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.75	3/1/10	102,000	102,201
Illinois Development Finance Authority, Revenue (Community Rehabilitation Providers Facilities Acquisition Program)	8.25	8/1/12	216,484	185,345
Illinois Educational Facilities Authority, Revenue (Northwestern University)	5.00	12/1/38	7,500,000	7,800,825
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	5.50	6/15/23	5,000,000	5,376,900
Kansas--1.5%				
Sedgwick and Shawnee Counties, SFMR (Mortgage-Backed Securities Program) (Collateralized: FNMA and GNMA)	5.55	6/1/38	3,000,000	3,213,480
Wichita,				

HR (Via Christi Health System, Inc.)	6.25	11/15/19	2,000,000	2,181,060
Wichita,				
HR (Via Christi Health System, Inc.)	6.25	11/15/20	3,000,000	3,271,590
Kentucky--2.3%				
Mount Sterling,				
LR (Kentucky League of Cities Funding Trust Program)	6.10	3/1/18	5,500,000	6,395,400
Pendleton County,				
Multi-County LR (Kentucky Association of Counties Leasing Trust Program)	6.40	3/1/19	6,000,000	6,972,300
Louisiana--.5%				
Louisiana Housing Finance Agency,				
SFMR (Home Ownership Program) (Collateralized: FNMA and GNMA)	6.40	12/1/30	1,720,000	1,750,083
Saint James Parish,				
SWDR (Freeport-McMoRan Partnership Project)	7.70	10/1/22	1,000,000	1,024,650
Maryland--.4%				
Maryland Energy Financing Administration, SWDR (Wheelabrator Water Technologies Baltimore LLC Projects)	6.45	12/1/16	2,100,000	2,145,213
Massachusetts--1.0%				
Massachusetts Industrial Finance Agency, Water Treatment Revenue (Massachusetts-American Hingham Project)	6.95	12/1/35	2,450,000	2,484,692
Route 3 North Transportation Improvement Association, LR (Insured; MBIA)	5.75	6/15/17	3,000,000	3,177,540
Michigan--6.5%				
Dearborn Economic Development Corp., HR (Oakwood Obligation Group) (Insured; FGIC)	5.88	11/15/25	4,950,000	5,006,876
Detroit School District,				
School Building and Site Improvement (Insured; FGIC)	5.00	5/1/28	5,000,000	5,185,550
Michigan Building Authority,				
Revenue (Residual Certificates)	7.12	10/15/17	10,000,000 [b,c]	10,678,900
Michigan Strategic Fund,				
SWDR (Genesee Power Station Project)	7.50	1/1/21	7,725,000	7,724,691
Pontiac Tax Increment Finance Authority, Tax Increment Revenue (Development Area Number 3)	6.25	6/1/22	3,250,000	3,473,048
Romulus Economic Development				

Corp., Limited Obligation EDR (Romulus HIR Limited Partnership Project) (Insured; ITT Lyndon Property Insurance Co.)	7.00	11/1/15	5,000,000	6,006,950
Minnesota--1.0%				
Chaska,				
Electric Revenue	6.00	10/1/10	2,000,000 a	2,152,340
Minnesota Housing Finance Agency,				
Single Family Mortgage	5.95	1/1/17	505,000	509,858
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	6.00	11/15/35	3,000,000	3,281,310
Mississippi--.4%				
Mississippi Home Corp.,				
SFMR (Collateralized; GNMA)	6.95	12/1/31	2,040,000	2,079,780
Missouri--4.1%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.38	12/1/27	2,470,000	2,579,001
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	5.00	6/1/35	2,500,000	2,572,775
Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (The Washington University)	4.50	1/15/36	6,400,000	6,394,752
Missouri Health and Educational Facilities Authority, Health Facilities Revenue (Saint Anthony's Medical Center)	6.13	12/1/10	4,000,000 a	4,358,760
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FHLMC, FNMA and GNMA)	5.00	9/1/37	2,500,000	2,555,750
Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA)	6.30	9/1/25	120,000	121,228
Saint Louis,				
Parking Revenue (Insured; MBIA)	5.00	12/15/31	5,000,000	5,268,600
New Jersey--8.3%				
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	6.05	6/15/15	4,990,000 b,c	5,288,003
New Jersey Economic Development Authority, Revenue (Insured; AMBAC)	6.05	6/15/16	4,990,000 b,c	5,288,003

New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,597
New Jersey Economic Development Authority, Revenue (School Facilities-Construction 2001) (Insured; AMBAC)	5.25	6/15/11	10,000 a	10,597
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.50	1/1/10	6,000,000 a	6,293,280
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	7.55	1/1/11	12,700,000 b,c	13,719,429
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	7.00	6/1/13	5,135,000 a	6,034,498
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	0.00	6/1/41	18,500,000	2,732,635
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/41	10,000,000	9,874,800
New Mexico--1.2%				
Farmington, PCR (Public Service Co. of New Mexico San Juan Project)	6.38	4/1/22	1,430,000	1,464,191
Jicarilla Apache Nation, Revenue	5.50	9/1/23	5,000,000	5,382,900
New York--7.8%				
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue	5.00	2/15/47	8,000,000	8,358,880
New York City	5.00	1/1/21	9,040,000	9,610,062
New York City	5.00	8/1/28	5,000,000	5,268,600
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	5,000,000	5,335,400
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	3,000,000	3,753,810
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	6.00	6/15/10	3,085,000 a	3,335,625
New York State Dormitory Authority, Revenue (New York				

University) (Insured; MBIA)	6.00	7/1/17	3,500,000	4,119,220
New York State Dormitory Authority, Revenue (Rochester Institute of Technology) (Insured; AMBAC)	5.25	7/1/24	3,345,000	3,558,444
New York State Dormitory Authority, Revenue (State University Educational Facilities)	7.50	5/15/13	2,500,000	2,982,525
North Carolina--2.2%				
North Carolina Eastern Municipal Power Agency, Power System Revenue	7.00	1/1/13	3,500,000	3,865,645
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; ACA)	6.75	1/1/26	5,000,000	5,422,900
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.45	8/15/20	1,000,000	1,088,890
North Carolina Medical Care Commission, Revenue (North Carolina Housing Foundation, Inc.) (Insured; ACA)	6.63	8/15/30	2,565,000	2,790,104
Ohio--7.8%				
Cincinnati, Water System Revenue	5.00	6/1/11	2,420,000 [a]	2,541,315
Cincinnati, Water System Revenue	5.00	6/1/11	3,825,000 [a]	4,016,747
Cleveland-Cuyahoga County Port Authority, Senior Special Assessment/Tax Increment Revenue (University Heights - Public Parking Garage Project)	7.35	12/1/31	3,000,000	3,302,940
Columbus City School District, School Facilities Construction and Improvement (Insured; FSA)	5.00	12/1/14	5,000,000 [a]	5,391,350
Columbus City School District, School Facilities Construction and Improvement (Insured; FSA)	4.25	12/1/32	5,900,000	5,680,107
Cuyahoga County, Hospital Facilities Revenue (UHHS/CSAHS-Cuyahoga, Inc. and CSAHS/UHHS-Canton, Inc. Project)	7.50	1/1/30	7,000,000	7,686,490
Cuyahoga County, Hospital Improvement Revenue (The Metrohealth Systems Project)	6.15	2/15/09	3,115,000 [a]	3,290,437
Hamilton County, Sales Tax (Insured; AMBAC)	0.00	12/1/25	14,865,000	6,501,059
Ohio Water Development Authority,				

Pollution Control Facilities Revenue (Cleveland Electric Illuminating Co. Project) (Insured; ACA)	6.10	8/1/20	7,300,000	7,504,035
Oklahoma--2.0%				
McGee Creek Authority, Water Revenue (Insured; MBIA)	6.00	1/1/13	8,025,000	8,547,428
Oklahoma Development Finance Authority, Student Housing Revenue (Seminole State College Project)	5.13	9/1/36	3,000,000	3,075,240
Oregon--.6%				
Portland, Sewer System Revenue (Insured; FGIC)	5.75	8/1/10	3,500,000 [a]	3,730,230
Pennsylvania--1.9%				
Butler County Industrial Development Authority, Health Care Facilities Revenue (Saint John Lutheran Care Center Project) (Collateralized; GNMA)	5.85	4/20/36	4,210,000	4,515,688
Harrisburg Authority, University Revenue (The Harrisburg University of Science and Technology Project)	6.00	9/1/36	1,500,000	1,527,555
Lehman Municipal Trust Receipts (Pennsylvania Economic Development Financing Authority)	7.80	6/1/31	5,000,000 [b,c]	5,248,450
South Carolina--3.5%				
Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow)	7.12	12/1/28	10,900,000 [b,c]	11,927,270
Greenville Hospital System, Hospital Facilities Revenue (Insured; AMBAC)	5.50	5/1/26	4,385,000	4,667,657
Securing Assets for Education, Installment Purchase Revenue (Berkeley County School District Project)	5.13	12/1/30	4,000,000	4,224,320
Tennessee--3.0%				
Johnson City Health and Educational Facilities Board, Hospital First Mortgage Revenue (Mountain States Health Alliance)	5.50	7/1/31	8,355,000	8,904,341
Memphis Center City Revenue Finance Corp., Sports Facility Revenue (Memphis Redbirds Baseball Foundation Project)	6.50	9/1/28	8,000,000	8,001,920
Shelby County Health, Educational				

and Housing Facility Board, MFHR (Cameron at Kirby Parkway and Stonegate Apartments)	7.25	7/1/23	2,685,000 d	729,488
Texas--5.9%				
Alliance Airport Authority Inc., Special Facilities Revenue (American Airlines, Inc. Project)	7.50	12/1/29	6,100,000	6,223,220
Austin Convention Enterprises Inc., Convention Center Hotel First Tier Revenue	6.70	1/1/11	5,000,000 a	5,514,650
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp. Revenue (American Airlines, Inc.)	7.25	11/1/30	4,505,000	4,572,124
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corp. Revenue (American Airlines, Inc.)	6.38	5/1/35	4,785,000	4,944,819
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Joint Revenue (Insured; FSA)	5.50	11/1/21	3,000,000	3,238,830
Sabine River Authority, PCR (TXU Energy Co. LLC Project)	6.15	8/1/22	2,995,000	3,242,926
Texas Turnpike Authority, Central Texas Turnpike System Revenue (Insured; AMBAC)	5.75	8/15/38	3,500,000	3,794,315
Wichita Falls, Water and Sewer Revenue (Insured; AMBAC)	5.38	8/1/24	3,000,000	3,168,360
Washington--2.2%				
Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; MBIA)	7.13	7/1/16	10,425,000	12,964,530
West Virginia--.9%				
West Virginia, GO State Road (Insured; MBIA)	5.75	6/1/10	2,500,000 a	2,676,850
West Virginia Hospital Finance Authority, HR (Charleston Area Medical Center, Inc.)	6.00	9/1/10	2,440,000 a	2,629,686
Wisconsin--3.6%				
Badger Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed Bonds	7.00	6/1/28	13,350,000	15,087,903
Wisconsin Health and Educational				

Facilities Authority, Revenue (Aurora Health Care, Inc.)	6.40	4/15/33	5,500,000	6,100,380
Wyoming--.4%				
Wyoming Student Loan Corp., Student Loan Revenue	6.25	6/1/29	2,500,000	2,641,900
U.S. Related--3.0%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/50	10,400,000	714,376
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	0.00	5/15/55	10,000,000	361,100
Puerto Rico Commonwealth (Insured; MBIA)	5.65	7/1/15	4,000,000	4,492,800
Puerto Rico Commonwealth, Public Improvement (Insured; MBIA)	5.25	7/1/13	6,000,000	6,499,980
Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA)	5.00	7/1/32	5,500,000	5,771,865
Total Investments (cost $583,113,637)			**104.3%**	**613,589,813**
Liabilities, Less Cash and Receivables			**(4.3%)**	**(25,410,938)**
Net Assets			**100.0%**	**588,178,875**

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $91,501,611 or 15.6% of net assets.

c Collateral for floating rate borrowings.

d Non-income producing security; interest payments in default.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation

FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance